Exhibit 99.2
OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations” below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission, or SEC, on March 11, 2024, or our 2023 Annual Report.
Overview of Business and Trend Information
We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2023, we estimate that we derived over 34% of our revenues from manufacturing solutions.
A series of acquisitions and other transactions in the last few years has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us an approximately 46.5% stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our acquisition, in April 2023, of Covestro’s additive manufacturing business gives us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used. Also, as part of this acquisition we acquired an IP portfolio comprised of hundreds of patents and pending patents.

Recent Developments
Share Repurchase Plan
On September 16, 2024, we announced that our board of directors, or the Board, has authorized a program for our repurchase at the amount of up to $50 million of our ordinary shares, par value 0.01 New Israeli Shekels per share, or ordinary shares, from time to time.
Under the share repurchase program, we may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization.
The repurchase program does not obligate us to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at our discretion.
In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, or the Leniency Regulations, the share repurchase program went into effect 30 days after notice of our board of directors’ adoption of the repurchase program was provided to our material creditors and secured creditors (if any).
Strategic Restructuring Plan
The authorization of our share repurchase program described above was part of a number of strategic actions we have taken to enhance shareholder value, building upon our previously announced comprehensive process to explore strategic alternatives for our company, in order to maximize value for all Stratasys shareholders, which we had initiated on September 28, 2023 (as described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on that day, available at the following link: https://www.sec.gov/Archives/edgar/data/1517396/000121390023080136/ea185964-6k_stratasys.htm), and which we completed during the second quarter of 2024. The goals of that process were to further solidify our leadership in additive manufacturing, while focusing our business model to deliver a significantly improved and consistently profitable, cash-flow positive additive manufacturing company, throughout cycles. At the conclusion of that process, our board of directors identified restructuring initiatives in two important areas to further those goals and to best position Stratasys to maximize value:

(i) Our first initiative is to adjust our cost structure to better match current market conditions, primarily through an approximately 15% headcount reduction that will drive the majority of an expected $40 million in annual run rate savings. This initiative is expected to generate an annualized EBITDA margin of 8% at current revenue levels. The first full-quarter’s benefit of these cost savings is expected in the first quarter of 2025.

(ii) Our second initiative is to enhance our efforts to remove barriers and help customers increase their pace of adoption of additive manufacturing. This involves addressing the total cost of ownership, which is largely influenced by materials consumption. We plan to increase our investment of resources to better educate and support our customers' engineers, who are still learning to fully utilize additive manufacturing design and workflow benefits. We will also increase efforts to standardize additive manufacturing to better align with traditional manufacturing processes, making it easier for broader adoption. As part of this initiative, we plan to leverage our scale and breadth of technology to focus our go to market efforts on areas we view as the main growth drivers of our business –applications where additive manufacturing presents the most compelling benefits relative to conventional methods.

Shareholder Rights Plan
In order to enhance our ability to conduct a strategic alternatives process while it was ongoing and to preserve for all shareholders the long-term value of our company in the event of a takeover or acquisition of a controlling stake without the payment of a control premium for all Stratasys ordinary shares, on December 21, 2023, our board of directors had unanimously adopted a limited-duration shareholder rights plan, or the New Rights Plan. The New Rights Plan, if triggered, would significantly dilute the ownership of any Acquiring Person (as defined in the New Rights Plan). The New Rights Plan, which expires on December 19, 2024, contains enhanced shareholder protections that are intended to limit the scope of the New Rights Plan. The New Rights Plan is designed to give all of our shareholders (other than an offeror) a way to voice their position directly to the board on certain types of offers— via an advisory shareholder vote as to whether the plan should apply to those offers— and, in other circumstances, exempts a qualifying offer from the rights under the plan altogether.

Business Performance in Macro-Economic Environment
       Our current outlook, as well as our results of operations for the three and nine month periods ended September 30, 2024, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in the nine-month period ended September 30, 2024 decreased by 10.4% relative to the corresponding nine months ended September 30, 2023 This decrease in revenues was mostly due to macro-economic pressure on the capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems. Our results also reflected the divestment of certain Stratasys Direct Manufacturing, or SDM businesses. On the other hand, our results for the three and nine month periods ended September 30, 2024, also evidence stronger utilization of our installed systems by our customers, which drove higher revenues in consumables, and we furthermore returned to non-GAAP profitability (along with our GAAP net loss) in the quarter ended September 30, 2024, after not having achieved such profitability in the first two quarters of 2024 (please see “Supplemental Operating Results on a Non-GAAP Basis” and “Reconciliation of GAAP to Non-GAAP Results of Operations” further below).
We continue to closely monitor macroeconomic conditions, including the headwinds caused by inflation, relatively high interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences to the extent possible. We estimate that in the last three quarters, those conditions have impacted us most notably by extending the length of our sales cycles and thereby reducing our products revenues. Assuming that those inflationary pressures ease, and the global economy remains relatively stable, we expect that products revenues will once again improve, as and when we execute on our growth plans and as a result of shorter sales cycles.
Specific developments that may potentially impact our operating performance in an adverse manner include:
•Israel’s retaliatory war against Hamas, Hezbollah and other nearby terrorist organizations, and military conflict with Iran, which up to the present time have had a limited impact on our Israeli and global operations. However, given the fact that one of our global headquarters and one of our manufacturing facilities are located in Israel, in case the war widens into a more intense regional conflict and/or worsens Israeli or global economic conditions, that could have an adverse impact on our operations;
•the slow pace at which central banks in Europe and the U.S. may reduce interest rates in order to avoid triggering upwards inflationary pressure, which would leave interest rates at relatively high levels for a longer period of time, thereby leaving in place unfavorable credit/financing conditions for our customers; and
•potential contraction of economic activities and recessionary conditions that could arise as a result of a weaker labor market and a decrease in consumer demand.
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended the third quarter of 2024 with $144.0 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, while ensuring that our new product introduction, or NPI, programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

Summary of Financial Results
Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2024 with the corresponding period in 2023.
Results of Operations
Comparison of Three Months Ended September 30, 2024 to Three Months Ended September 30, 2023
The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2024		2023
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$140,008	100.0%	$162,133	100.0%
Cost of revenues	77,278	55.2%	96,484	59.5%
Gross profit	62,730	44.8%	65,649	40.5%
Research and development, net	24,700	17.6%	23,567	14.5%
Selling, general and administrative	63,495	45.4%	84,880	52.4%
Operating loss	(25,465)	(18.2)%	(42,798)	(26.4)%
Financial income, net	1,009	0.7%	687	0.4%
Loss before income taxes	(24,456)	(17.5)%	(42,111)	(26.0)%
Income tax expenses	842	0.6%	645	0.4%
Share in losses of associated companies	1,316	0.9%	4,523	2.8%
Net loss	$(26,614)	(19.0)%	$(47,279)	(29.2)%
Discussion of Results of Operations
Revenues
Our products and services revenues in the three months ended September 30, 2024 and 2023, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2024	2023	% Change
	U.S.$ in thousands
Products	$94,092	$113,270	(16.9)%
Services	45,916	48,863	(6.0)%
Total Revenues	$140,008	$162,133	(13.6)%

 Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $19.2 million, or 16.9%, for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023, mainly as a result of a decrease in systems revenues attributable to longer sales cycle in an amount of $19.8 million, partially offset by higher consumables revenues of $0.6 million, as a result of higher usage of our systems.
Revenues derived from systems decreased by $19.8 million, or 38.4%, for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023. The decrease was mainly attributable to longer sales cycle.
Revenues derived from consumables increased by $0.6 million, or 1.0%, for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023. The increase in consumables revenues was mainly attributable to higher utilization rates of our systems.
Services Revenues
Services revenues (including Stratasys Direct Manufacturing, or SDM, maintenance contracts, time and materials and other services) decreased by $2.9 million for the three months ended September 30, 2024, or 6.0%, as compared to the three months ended September 30, 2023. The decrease was primarily attributable to lower SDM revenues as a result of our divestiture of several businesses in SDM. Within services revenues, customer support revenue, which includes revenues generated mainly by maintenance contracts on our systems, increased by 1.6%.
Revenues by Region
Revenues and the percentage of revenues by region for the three months ended September 30, 2024 and 2023, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended September 30,
	2024		2023
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues	% Change
Americas*	$87,091	62.2%	$101,825	62.8%	(14.5)%
EMEA	37,064	26.5%	40,601	25.0%	(8.7)%
Asia Pacific	15,853	11.3%	19,707	12.2%	(19.6)%
	$140,008	100%	$162,133	100%	(13.6)%
* Represent the United States, Canada and Latin America
Revenues in the Americas region decreased by $14.7 million, or 14.5%, to $87.1 million for the three months ended September 30, 2024, compared to $101.8 million for the three months ended September 30, 2023. The decrease was primarily attributable to longer sales cycle in an amount of $12.7 million and our divestment of certain SDM businesses, partially offset by higher consumables revenues driven by higher utilization rates of systems, in an amount of $0.9 million.
Revenues in the EMEA region decreased by $3.5 million, or 8.7%, to $37.1 million for the three months ended September 30, 2024, compared to $40.6 million for the three months ended September 30, 2023. The decrease was primarily attributable to decrease in system revenue in an amount of $4.5 million, partially offset by an increase in consumables revenues driven by higher utilization rates, and an increase in service revenues.
Revenues in the Asia Pacific region decreased by $3.9 million, or 19.6%, to $15.9 million for the three months ended September 30, 2024, compared to $19.7 million for the three months ended September 30, 2023. The decrease was mainly attributable to longer sales cycles.

Gross Profit
Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2024	2023	Change in %
Gross profit attributable to:	U.S. $ in thousands
Products	$46,385	$53,724	(13.7)%
Services	16,345	11,925	37.1%
	$62,730	$65,649	(4.4)%
Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended September 30,
Gross profit as a percentage of revenues from:	2024	2023
Products	49.3%	47.4%
Services	35.6%	24.4%
Total gross margin	44.8%	40.5%

Gross profit attributable to products revenues decreased by $7.3 million, or 13.7%, to $46.4 million for the three months ended September 30, 2024, compared to gross profit of $53.7 million for the three months ended September 30, 2023. Gross margin attributable to products revenues for the three months ended September 30, 2024 increased to 49.3%, as compared to 47.4% for the three months ended September 30, 2023. The decrease in gross profit was mainly attributable to the impact of the decrease in products revenues. The increase in gross margin was attributable to favorable product mix.
Gross profit attributable to services revenues increased by $4.4 million, or 37.1%, to $16.3 million for the three months ended September 30, 2024, compared to $11.9 million for the three months ended September 30, 2023. Gross margin attributable to services revenues increased to 35.6% in the three months ended September 30, 2024, as compared to 24.4% for the three months ended September 30, 2023. The increase in gross profit was mainly as a result of lower restructuring charges related to Stratasys Direct, which decreased by $5.8 million in the three months ended September 30, 2024 as compared to the three months ended September 30, 2023. Our gross margin from services revenues increased mainly as a result of our divestiture of several SDM businesses with lower gross margins as well as the lower restructuring charges.

Operating Expenses
 The amount of each type of operating expense for the three months ended September 30, 2024 and 2023, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended September 30,
	2024	2023	% Change
	U.S.$ in thousands
Research and development, net	$24,700	$23,567	4.8%
Selling, general and administrative	63,495	84,880	(25.2)%
	$88,195	$108,447	(18.7)%
Percentage of revenues	63.0%	66.9%

Operating expenses were $88.2 million in the third quarter of 2024, compared to operating expenses of $108.4 million in the third quarter of 2023. The decrease in operating expenses was primarily driven by lower costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, which decreased by $15.2 million, and lower amortization expenses of $1.5 million, partially offset by higher restructuring charges of $5.3 million.
Research and development expenses increased by $1.1 million, or 4.8%, to $24.7 million for the three months ended September 30, 2024, compared to $23.6 million for the three months ended September 30, 2023. The amount of research and development expenses constituted 17.6% of our revenues for the three months ended September 30, 2024, as compared to 14.5% for the three months ended September 30, 2023. The increase in research and development expenses have was mainly attributable to higher restructuring charges of $1.0 million.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses decreased by $21.4 million, or 25.2%, to $63.5 million for the three months ended September 30, 2024, compared to $84.9 million for the three months ended September 30, 2023. The absolute decrease in selling, general and administrative expenses, was mainly attributable to lower costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, which amounted to $15.2 million in the three months ended September 30, 2023, a loss of $4.3 million due to the revaluation of our investment in unconsolidated entities that we recorded during the three months ended September 30, 2023 and lower amortization expenses of $1.5 million, partially offset by $4.3 million of higher restructuring charges during the three months ended September 30, 2024. The amount of selling, general and administrative expenses constituted 45.4% of our revenues for the three months ended September 30, 2024, as compared to 52.4% for the three months ended September 30, 2023.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended September 30,
	2024	2023
	U.S.$ in thousands
Operating loss	$(25,465)	$(42,798)

Percentage of revenues	(18.2)%	(26.4)%
Operating loss amounted to $25.5 million for the three months ended September 30, 2024, compared to an operating loss of $42.8 million for the three months ended September 30, 2023. The absolute decrease in the operating loss of $17.3 million was primarily due to the $20.3 million decrease in operating expenses, partially offset by our decrease in gross profit. The decrease of operating loss as a percentage of revenues by 8.2%, was attributable to the increase of our gross margin, partially offset by an decrease in operating expenses as a percentage of revenues, for the reasons described in the discussion of the above line items.
Financial Income (Expenses), net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $1.0 million for the three months ended September 30, 2024, compared to financial income, net of $0.7 million for the three months ended September 30, 2023.
Income Taxes
Income tax expenses and income tax expenses as a percentage of net loss before taxes were as follows for the three months ended September 30, 2024 and 2023:

	Three Months Ended September 30,
	2024	2023
	U.S.$ in thousands
Income tax expenses	$842	$645

As a percentage of loss before income taxes	(3.4)%	(1.5)%
We had an effective tax rate of 3.4% for the three months ended September 30, 2024, compared to an effective tax rate of 1.5% for the three months ended September 30, 2023. Our effective tax rate in the third quarter of 2024 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowance and changes in our uncertain tax positions.
Share in Profits (Losses) of Associated Companies
Share in losses of associated companies reflects our proportionate share of the profit (losses) of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended September 30, 2024, the loss from our proportionate share of the profits of our equity method investments was $1.3 million, compared to a loss of $4.5 million in the three months ended September 30, 2023.

Net Loss and Net Loss Per Share
Net loss and net loss per share were as follows:

	Three Months Ended September 30,
	2024	2023
	U.S.$ in thousands
Net loss	$(26,614)	$(47,279)

Percentage of revenues	(19.0)%	(29.2)%

Basic and diluted net loss per share	$(0.37)	$(0.68)

Net loss was $26.6 million for the three months ended September 30, 2024 compared to net loss of $47.3 million for the three months ended September 30, 2023. The absolute decrease in net loss as well as the decrease in our net loss as percentage of revenues, was mainly attributable to the decrease in our operating loss of $17.3 million, as well as $1.5 million lower share in losses of associated companies.
Net loss per share was $0.37 for the three months ended September 30, 2024 as compared to net loss per share of $0.68 for the three months ended September 30, 2023. The weighted average fully diluted share count was 71.3 million during the three months ended September 30, 2024, compared to 69.1 million during the three months ended September 30, 2023.

Results of Operations
Comparison of Nine months ended September 30, 2024 to Nine months ended September 30, 2023
The following table sets forth certain statement of operations data for the periods indicated:

	Nine months ended September 30,
	2024		2023
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$422,099	100.0%	$471,261	100.0%
Cost of revenues	234,972	55.7%	273,995	58.1%
Gross profit	187,127	44.3%	197,266	41.9%
Research and development, net	74,357	17.6%	69,347	14.7%
Selling, general and administrative	188,731	44.7%	221,173	46.9%
Operating loss	(75,961)	(18.0)%	(93,254)	(19.8)%
Financial income, net	1,500	0.4%	2,147	0.5%
Loss before income taxes	(74,461)	(17.6)%	(91,107)	(19.3)%
Income tax expenses	2,320	0.5%	5,145	1.1%
Share in losses of associated companies	1,559	0.4%	11,866	2.5%
Net loss	$(78,340)	(18.6)%	$(108,118)	(22.9)%

Discussion of Results of Operations
Revenues
Our products and services revenues in the nine months ended September 30, 2024 and 2023, as well as the percentage change reflected thereby, were as follows:

	Nine months ended September 30,
	2024	2023	% Change
	U.S.$ in thousands
Products	$286,882	$323,353	(11.3)%
Services	135,217	147,908	(8.6)%
Total Revenues	$422,099	$471,261	(10.4)%

Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $36.5 million, or 11.3%, for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023, as a result of a decrease in systems revenues attributable to longer sales cycle, partially offset by an increase of $10.2 million in consumables revenues driven by our recent acquisitions and higher usage of our systems.
Revenues derived from systems for the nine months ended September 30, 2024 decreased by $46.7 million, or 33.3% as compared to the nine months ended September 30, 2023. The decrease was mainly attributable to longer sales cycles.
Revenues derived from consumables increased by $10.2 million, or 5.6%, for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023. The increase in consumables revenues was mainly attributable to revenues driven by our recent acquisitions as well as higher utilization rates of our systems.
Services Revenues
Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $12.7 million for the nine months ended September 30, 2024, or 8.6%, as compared to the nine months ended September 30, 2023. The decrease was primarily attributable to lower SDM revenues as a result of our divestiture of several businesses in SDM.
Revenues by Region
Revenues and the percentage of revenues by region for the nine months ended September 30, 2024 and 2023, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Nine months ended September 30,
	2024		2023		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$257,387	61.0%	$294,099	62.4%	(12.5)%
EMEA	112,590	26.7%	115,365	24.5%	(2.4)%
Asia Pacific	52,122	12.3%	61,797	13.1%	(15.7)%
	$422,099	100%	$471,261	100.0%	(10.4)%

* Consists of the United States, Canada and Latin America
Revenues in the Americas region decreased by $36.7 million, or 12.5%, to $257.4 million for the nine months ended September 30, 2024, compared to $294.1 million for the nine months ended September 30, 2023. The decrease was mainly attributable to longer sales cycles and the divestment of certain SDM businesses, partially offset by higher consumables revenues of $6.3 million.
Revenues in the EMEA region decreased by $2.8 million, or 2.4%, to $112.6 million for the nine months ended September 30, 2024, compared to $115.4 million for the nine months ended September 30, 2023. The decrease was mainly attributable to lower product sales, partially offset by $4.8 million higher consumables revenues, which were mainly driven by our recent acquisitions and higher usage of our systems.
Revenues in the Asia Pacific region decreased by $9.7 million, or 15.7%, to $52.1 million for the nine months ended September 30, 2024, compared to $61.8 million for the nine months ended September 30, 2023. The decrease was primarily attributable to longer sales cycles for product revenues.

Gross Profit
Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Nine months ended September 30,
	2024	2023	Change in %
Gross profit attributable to:	U.S. $ in thousands
Products	$142,662	$155,118	(8.0)%
Services	44,465	42,148	5.5%
	$187,127	$197,266	(5.1)%

Gross profit as a percentage of revenues from our products and services was as follows:

	Nine months ended September 30,
Gross profit as a percentage of revenues from:	2024	2023
Products	49.7%	48.0%
Services	32.9%	28.5%
Total gross margin	44.3%	41.9%

Gross profit attributable to products revenues decreased by $12.5 million, or 8.0%, to $142.7 million for the nine months ended September 30, 2024, compared to gross profit of $155.1 million for the nine months ended September 30, 2023. Gross margin attributable to products revenues increased to 49.7% for the nine months ended September 30, 2024, compared to 48.0% for the nine months ended September 30, 2023. Our gross profit from products revenues decreased mainly as a result of lower system revenues, partially offset by higher consumables revenues. The increase in gross margin was attributable to favorable product mix.
Gross profit attributable to services revenues increased by $2.3 million, or 5.5%, to $44.5 million for the nine months ended September 30, 2024, compared to $42.1 million for the nine months ended September 30, 2023. Gross margin attributable to services revenues in the nine months ended September 30, 2024 increased to 32.9%, as compared to 28.5% for the nine months ended September 30, 2023. The increase in gross profit was mainly as a result of lower restructuring charges related to Stratasys Direct, and our divestiture of several SDM businesses, which had been less profitable, partially offset by a decrease in service revenue related to system attributable to longer sales cycle. Our gross margin from services revenues increased mainly as a result of our divestiture of several SDM businesses with lower gross margins, and due to lower restructuring charges, partially offset by a decrease in service revenue related to system attributable to longer sales cycle.

Operating Expenses
The amount of each type of operating expense for the nine months ended September 30, 2024 and 2023, as well as the percentage change from period to period reflected thereby, and total operating expenses as a percentage of our total revenues in each such nine month period, were as follows:

	Nine months ended September 30,
	2024	2023	% Change
	U.S.$ in thousands
Research and development, net	$74,357	$69,347	7.2%
Selling, general and administrative	188,731	221,173	(14.7)%
	$263,088	$290,520	(9.4)%

Percentage of revenues	62.3%	61.6%	0.9%

Operating expenses were $263.1 million in the nine months ended September 30, 2024, compared to operating expenses of $290.5 million in the nine months ended September 30, 2023. The decrease in operating expenses was primarily driven by lower costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, which decreased by $22.7 million, $3.0 million lower loss as a result of revaluation of our investment in unconsolidated entities, lower amortization expenses of $2.8 million and $2.0 million lower employee related expenses, partially offset by higher costs driven by our recent acquisitions and higher charges related to restructuring costs of $6.0 million.
Research and development expenses, net increased by $5.0 million, or 7.2%, to $74.4 million for the nine months ended September 30, 2024, compared to $69.3 million for the nine months ended September 30, 2023. The increase was mainly attributable to higher costs driven by our recent acquisitions of $2.0 million and higher employee related expenses of $1.8 million. The amount of research and development expenses as a percentage of revenues increased, constituting 17.6% of our revenues for the nine months ended September 30, 2024, as compared to 14.7% for the nine months ended September 30, 2023.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.
Selling, general and administrative expenses decreased by $32.4 million, or 14.7%, to $188.7 million for the nine months ended September 30, 2024, compared to $221.2 million for the nine months ended September 30, 2023. The amount of selling, general and administrative expenses constituted 44.7% of our revenues for the nine months ended September 30, 2024, as compared to 46.9% for the nine months ended September 30, 2023. The decrease was mainly attributable to a lower costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees of $22.7 million, $3.8 million lower employee related expenses, $3.0 million lower loss as a result of revaluation of our investment in unconsolidated entities as well as lower amortization expenses of $2.8 million, partially offset by higher restructuring charges of $5.6 million.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues were as follows for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30,
	2024	2023
	U.S.$ in thousands
Operating loss	$(75,961)	$(93,254)

Percentage of revenues	(18.0)%	(19.8)%

Operating loss amounted to $76.0 million for each of the nine months ended September 30, 2024 compared to an operating loss of $93.3 million for the nine months ended September 30, 2023. The absolute decrease in the operating loss of $17.3 million was primarily due to the $27.4 million decrease in operating expenses, partially offset by our decrease in gross profit. The decrease of operating loss as a percentage of revenue by 9.1% was attributable to the increase of our gross margin, partially offset by an increase in operating expenses as percentage of revenues, for the reasons described in the discussion of the above line items.
Financial Expenses (Income), net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $1.5 million for the nine months ended September 30, 2024, compared to $2.1 million of financial income, net for the nine months ended September 30, 2023.
Income Taxes
Income tax expenses and income tax expenses as a percentage of net loss before taxes were as follows for the nine months ended September 30, 2024 and the nine months ended September 30, 2023:

	Nine months ended September 30,
	2024	2023
	U.S.$ in thousands
Income tax expenses	$2,320	$5,145

As a percentage of loss before income taxes	(3.1)%	(5.6)%

We had an effective tax rate of 3.1% for the nine months ended September 30, 2024, compared to an effective tax rate of 5.6% for the nine months ended September 30, 2023. Our effective tax rate in the nine months ended September 30, 2024 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowances and changes in our uncertain tax positions.
Share in Losses of Associated Companies
Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the nine months ended September 30, 2024, the loss from our proportionate share of the losses of our equity method investments was $1.6 million, compared to a loss of $11.9 million in the nine months ended September 30, 2023.

Net Loss and Net Loss Per Share
Net loss (on an absolute basis and as a percentage of revenues), and diluted net loss per share were as follows:

	Nine months ended September 30,
	2024	2023
Net loss	$(78,340)	$(108,118)
As a percentage of revenues	(18.6)%	(22.9)%
Diluted net loss per share	$(1.11)	$(1.58)
Net loss was $78.3 million for the nine months ended September 30, 2024 compared to a net loss of $108.1 million for the nine months ended September 30, 2023. The absolute decrease in our net loss as well as the decrease in our net loss as a percentage of revenues, was mainly attributable to a decrease in our operating loss of $17.3 million and a decrease in our share in losses of associated companies in an amount of $10.3 million, as well as lower income tax expenses (benefit) of $2.7 million.
Net loss per share was $1.11 and $1.58 for the nine months ended September 30, 2024 and 2023, respectively. The weighted average fully diluted share count was 70.7 million for the nine months ended September 30, 2024, compared to 68.4 million for the nine months ended September 30, 2023.
The absolute decrease in net loss and basic and diluted net loss per share, resulted from the aggregate impact of the foregoing line items in our results of operations in the first nine months of 2024 as compared to the corresponding period in 2023.

Supplemental Operating Results on a Non-GAAP Basis
        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.
The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Reconciliation of GAAP to Non-GAAP Results of Operations
The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$62,730	$6,768	$69,498	$65,649	$12,617	$78,266
	Operating income (loss) (1,2)	(25,465)	25,351	(114)	(42,798)	46,885	4,087
	Net income (loss) (1,2,3)	(26,614)	26,985	371	(47,279)	49,725	2,446
	Net income (loss) per diluted share to Stratasys Ltd. (4)	$(0.37)	$0.38	$0.01	$(0.68)	$0.72	$0.04

(1)	Acquired intangible assets amortization expense		4,507			5,142
	Non-cash stock-based compensation expense		912			891
	Restructuring and other related costs		1,349			6,584
			6,768			12,617

(2)	Acquired intangible assets amortization expense		1,124			2,599
	Non-cash stock-based compensation expense		5,657			6,588
	Restructuring and other related costs		7,585			2,360
	Revaluation of investments		—			4,300
	Contingent consideration		519			265
	Legal and other expenses		3,698			18,156
			18,583			34,268
			25,351			46,885

(3)	Corresponding tax effect and other expenses		294			153
	Equity method related expenses		981			2,525
	Finance expenses		359			162
			$26,985			$49,725

(4)	Weighted average number of ordinary shares outstanding- Diluted	71,271		71,417	69,093		69,815

		Nine months ended September 30,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$187,127	$20,082	$207,209	$197,266	$29,199	$226,465
	Operating income (loss) (1,2)	(75,961)	71,450	(4,511)	(93,254)	103,866	10,612
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(78,340)	74,058	(4,282)	(108,118)	114,179	6,061
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(1.11)	$1.05	$(0.06)	$(1.58)	$1.67	$0.09

(1)	Acquired intangible assets amortization expense		14,080			14,157
	Non-cash stock-based compensation expense		2,874			2,822
	Restructuring and other related costs		3,128			12,220
			20,082			29,199

(2)	Acquired intangible assets amortization expense		4,694			7,479
	Non-cash stock-based compensation expense		19,689			20,920
	Restructuring and other related costs		12,144			6,626
	Revaluation of investments		1,900			4,880
	Contingent consideration		1,553			877
	Legal and other expenses		11,388			33,885
			51,368			74,667
			71,450			103,866

(3)	Corresponding tax effect and other expenses		732			3,404
	Equity method related expenses		352			1,827
	Finance expenses		1,524			5,081
			$74,058			$114,179

(4)	Weighted average number of ordinary shares outstanding- Diluted	70,670		70,670	68,432		69,046

Liquidity and Capital Resources
A summary of our statements of cash flows is as follows:

	Nine months ended September 30,
	2024	2023
	U.S $ in thousands
Net loss	$(78,340)	$(108,118)
Depreciation and amortization	35,068	37,198
Impairment of other long-lived assets	—	4,471
Stock-based compensation	22,564	23,744
Foreign currency transaction (gain) loss	(1,413)	4,087
Other non-cash items, net	9,525	20,041
Change in working capital and other items	13,033	(35,335)
Net cash provided by (used in) operating activities	437	(53,912)
Net cash provided by (used in) investing activities	(17,175)	10,845
Net cash used in financing activities	(1,116)	(1,084)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(178)	(1,703)
Net change in cash, cash equivalents and restricted cash	(18,032)	(45,854)
Cash, cash equivalents and restricted cash, beginning of period	82,864	150,686
Cash, cash equivalents and restricted cash, end of period	$64,832	$104,832
Our cash, cash equivalents and restricted cash balance decreased to $64.8 million as of September 30, 2024 from $82.9 million as of September 30, 2023. The decrease in cash, cash equivalents and restricted cash in the nine months ended September 30, 2024 was primarily due to $17.2 million of cash used in investing activities.
Cash provided by operating activities
We generated $0.4 million of cash from operating activities during the nine months ended September 30, 2024. Cash provided by operating activities reflects the elimination of non-cash line items included in net loss, including depreciation and amortization in an aggregate amount of $35.1 million, stock-based compensation of $22.6 million, positive adjustments related to our working capital in an aggregate amount of $13.0 million and other non-cash items of $9.5 million, partially offset by our $78.3 million net loss and foreign currency transactions losses of $1.4 million. The $13.0 million of positive adjustments to net cash provided by our operating activities due to working capital was mainly driven by a decrease of $18.5 million in accounts receivable, partially offset by a decrease of $9.8 million in other current and non-current liabilities.

Cash flows used in investing activities
We used $17.2 million of cash in our investing activities during the nine months ended September 30, 2024. The cash used in investing activities during this nine-month period was mainly attributable to cash used for investments in unconsolidated entities, in an amount of $8.8 million, as well as cash used for purchases of property and equipment, in an amount of $6.7 million.
Cash used in financing activities
We used $1.1 million of cash in financing activities during the nine months ended September 30, 2024. These financing costs were mostly related to contingent consideration that we paid for acquisitions.

Capital resources and capital expenditures
Our total current assets amounted to $519.3 million as of September 30, 2024, of which $144.8 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $169.4 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel, the U.S. and the U.K.
The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.
Critical Accounting Estimates
We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments and assumptions that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2023 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations
Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.
These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.
You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:
•the extent of our success at introducing new or improved products and solutions that gain market share;
•the extent of growth of the 3D printing market generally;
•the global macro-economic environment, including headwinds caused by relatively high interest rates, potentially unfavorable currency exchange rates and uncertain economic conditions;
•changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;
•the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;
•the impact of competition and new technologies;
•the outcome of our board of directors’ comprehensive process to explore strategic alternatives for our company;
•impairments of goodwill or other intangible assets in respect of companies that we acquire;
•the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
•the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;

•the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;
•global market, political and economic conditions, and in the countries in which we operate in particular;
•the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s hostilities with the terrorist organizations Hamas and Hezbollah, and, intermittently, Iran;
•government regulations and approvals;
•litigation and regulatory proceedings;
•infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
•potential cyber attacks against, or other breaches to, our information technologies systems;
•the extent of our success at maintaining our liquidity and financing our operations and capital needs;
•impact of tax regulations on our results of operations and financial conditions; and
•those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2023 Annual Report, as supplemented herein, as well as in other portions of the 2023 Annual Report Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2023 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2023 Annual Report.
LEGAL PROCEEDINGS
We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 13-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.
RISK FACTORS
As of the current time, we do not have any updates to the risk factors contained in the 2023 Annual Report. Please see “Item 3. Key Information— D. Risk Factors” in our 2023 Annual Report.